FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

TABLE OF CONTENTS

Item
1.	Ratio Analysis of the Consolidated Financial Statements
2.	Unaudited Consolidated Balance Sheets
3.	Unaudited Consolidated Statements of Income
4.	Unaudited Statements of Consolidated Cash Flows
5.	Unaudited Notes to the Consolidated Financial Statements

2

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2004

Amounts in thousands of U.S. dollars, except as indicated

1.	VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros of Chile (the “Chilean Securities Commission”). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.	ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Balance Sheet

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the Company’s subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The principal components of assets and liabilities as of December 31, 2003 and 2004 are as follows:

	2003 ThU.S.$	2004 ThU.S.$
Assets
Current assets	1,353,557	1,401,502
Property, plant and equipment	4,326,735	4,785,352
Other assets	104,167	109,318

Total assets	5,784,459	6,296,172

	2003 ThU.S.$	2004 ThU.S.$
Liabilities and Shareholders’ Equity
Current liabilities	189,512	425,955
Long-term liabilities	1,968,051	1,860,317
Minority interest	13,212	6,847
Shareholders’ equity	3,613,684	4,003,053

Total liabilities and shareholders’ equity	5,784,459	6,296,172

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2004

Amounts in thousands of U.S. dollars, except as indicated

Total assets increased by 8.85%, or U.S.$ 512 million, from December 31, 2003 to December 31, 2004. This increase is mainly attributable to a U.S.$ 459 million increase in property, plant and equipment.

Total liabilities increased by U.S.$ 129 million from December 31, 2003 to December 31, 2004. This increase is mainly attributable to an increase in net long-term bank borrowings of U.S.$ 49 million, and income tax payable of U.S.$ 35 million.

The main financial and operating ratios are as follows:

	12/31/2003	12/31/2004
Liquidity ratios
Current ratio	7.14	3.29
Acid ratio	4.72	2.03

The decrease in the current and acid ratios from 2003 to 2004 is primarily attributable to an increase in current liabilities on transferring to the bond obligations short-term.

The debt ratio was at 0.60 and 0.57 in December 31, 2003 and December 31, 2004, respectively.

	12/31/2003	12/31/2004
Debt indicators
Debt to equity ratio	0.60	0.57
Short-term debt to total debt	0.09	0.19
Long-term debt to total debt	0.91	0.81
Financial expenses covered	6.66	6.89

Current liabilities went from 9% of total liabilities at the end of 2003 to 19% of total liabilities at the end of December 31, 2004, due to the increase in short-term bonds.

The ratio of financial expenses covered increased from 6.66 points to 6.89 points in 2004. The increase is attributable to an increase in income.

	12/31/2003	12/31/2004
Operational ratios
Inventory turnover	1.62	1.88
Inventory turnover (excluding forests)	3.05	3.41
Inventory permanence (days)	222.89	191.97
Inventory permanence (excluding forests)	118.20	105.52

The ratio of inventory turnover increased from 1.62 to 1.88 points. The increase is primarily attributable to an increase in sales volume in 2004 in relation to the previous year.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2004

Amounts in thousands of U.S. dollars, except as indicated

b)	Analysis of the Income Statement

The breakdown of operating income and costs is as follows:

	12/31/2003 ThU.S.$	12/31/2004 ThU.S.$
Operating income
Pulp	709,771	1,006,382
Sawn timber, cut wood, plywood and fiber panels	698,012	986,322
Forestry products	33,306	61,685
Other	17,131	20,663

Total operating income	1,458,220	2,075,052

	12/31/2003 ThU.S.$	12/31/2004 ThU.S.$
Operating costs
Timber	152,777	222,208
Forestry work	135,311	168,630
Depreciation	100,907	126,000
Other costs	279,895	367,021

Total operating costs	668,890	883,859

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2004

Amounts in thousands of U.S. dollars, except as indicated

Analysis of Operating Income

Operating income includes net income of U.S.$ 806 million compared to U.S.$ 506 million in 2003, an increase of U.S.$ 300 million. The increase is primarily due to an increase in sales volume and higher sale prices.

Analysis of Non-Operating Income (Loss)

There was a non-operating loss of U.S.$ 20 million during 2003, compared to a non-operating loss of U.S.$ 84 million in 2004. The change was primarily caused by foreign currency exchange rate income, which changed from an income of U.S.$ 51 million in 2003, that was largely due to the positive impact of the Argentine peso exchange rate in 2003, to an income of U.S.$ 16 million in 2004, which was largely due to the impact of the appreciation of the euro and the Chilean peso in 2004.

	12/31/2003	12/31/2004
Profitability ratios
Equity yield	12.00	15.50
Asset performance ratio	7.56	9.78
Operating asset ratio	9.49	13.59
Income per share (U.S.$)	3.62	5.22
EBITDA *	684,421	981,155
Income after tax (ThU.S.$)	403,224	585,271

*	Income before income tax, interest, depreciation, amortization and extraordinary items.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2004

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION

Pulp

During the last few months of the year, the world market for pulp has experienced a decreasing trend in its inventories. This, together with the depreciation of the dollar and the lower production in countries with higher production costs, has resulted in slight increases in sales prices.

Arauco’s competition in pulp production is predominately concentrated in Brazil, Canada, the United States and the Scandinavian countries.

Arauco has an approximately six percent market share in the global bleached pulp market, taking into account the opening of the Valdivia Plant. The plant is the largest investment made by Arauco in the last decade.

Wood

There is a tendency toward variation in the market for sawn timber, but results have been exceptional due to the high prices reached during this period. With respect to green sawn timber specifically, the tendency has been more stable, benefiting from the depreciation of the U.S. dollar. The availability of timber has decreased in the national market, resulting in the trend toward higher prices.

Regarding remanufactured wood products, it is anticipated that demand will decrease in the U.S. market, and therefore Arauco is attempting to find alternative markets.

Panels

The world market for panels continues to show a positive price tendency, in spite of a negative turn in the American market. On the other hand, the market for medium density fiber board (“MDF”) continues to yield positive margins, especially in the United States. After several months of rising prices at the international level and an increase in demand of these products, the prices have stabilized.

Itata Project

The Itata Project contemplated the construction of a mill, a panel plant, a cutting plant and a thermal plant for steam generation and electric production its first phase of construction, with an investment of U.S.$ 140 million. The first phase has developed as planned and began operations at the end of 2004. In its second phase, the project contemplates the construction of a pulp plant with a projected opening in mid-2006.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2004

Amounts in thousands of U.S. dollars, except as indicated

4.	ANALYSIS OF CASH FLOW

	12/31/2003 ThU.S.$	12/31/2004 ThU.S.$
Operating cash flow	511,523	716,058
Cash flow from financing activities	158,738	(127,601)
Cash flow from investment activities	(568,687)	(787,841)

Net cash flow for the year	101,574	(199,384)

The increase in operating cash flow to U.S.$ 716 million in 2004 from U.S.$ 512 million in 2003 was due to an increase of trade accounts receivable partially offset by an increase in payments to suppliers.

The net positive cash flow from financing activities in 2003 was primarily due to receiving U.S.$ 150 million in loans and U.S.$ 300 million from issuing bonds. The net negative cash flow in 2004 was due to higher dividends payable and lower bank borrowing flows.

The variation in cash flow from investment activities is largely due to the impact of an increase in purchases of property, plant and equipment in 2004 as compared to 2003, due to the ongoing construction of the Valdivia Mill Project.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2004

Amounts in thousands of U.S. dollars, except as indicated

5.	MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of December 31, 2004, a relation between fixed rate debts and total consolidated debt of approximately 76%, which it believes is consistent with the industry in which it operates. The Company does not engage in futures or other hedging transactions to hedge against variations in the selling prices of pulp and forest products because it considers that risks resulting from price variations are limited in large part because the Company maintains one of the lowest cost structures in the industry.

In response to economic risks resulting from interest rate variations, the Company has applied policies consistent with the general policies of the industries in which it operates.

As explained in note 2, the Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both their assets and their liabilities are denominated in U.S. dollars, as are the majority of their revenues. As a result, their exposure to changes in the exchange rate has decreased significantly since January 1, 2002, when they began maintaining their accounting records and preparing their financial statements in U.S. dollars.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

Amounts in thousands of U.S. dollars, except as indicated

	At December 31,
ASSETS	2003 ThU.S.$	2004 ThU.S.$
CURRENT ASSETS :
Cash	9,604	10,491
Time deposits	11,940	43,795
Marketable securities (note 3)	522,793	332,126
Trade accounts receivable (note 4)	221,933	346,976
Notes receivable	4,537	8,088
Other receivables	25,964	25,122
Notes and accounts receivable from related parties (note 18)	1,663	4,062
Inventories (note 5)	435,469	507,150
Recoverable taxes	50,366	44,321
Prepaid expenses	23,004	30,456
Deferred tax assets (note 15)	4,256	1,291
Other current assets	42,028	47,624

Total current assets	1,353,557	1,401,502

PROPERTY, PLANT AND EQUIPMENT: (note 6)
Land	364,826	390,389
Forests	1,980,278	2,122,267
Buildings and other infrastructure	1,433,210	1,718,222
Machinery and equipment	1,418,742	1,753,633
Other	813,908	618,643
Technical revaluation	68,769	68,769
Less: Accumulated depreciation	(1,752,998)	(1,886,571)

Net property, plant and equipment	4,326,735	4,785,352

OTHER NON-CURRENT ASSETS:
Investments in related companies (note 7)	47,441	55,996
Investments in other companies	134	218
Goodwill (note 8)	12,272	8,753
Negative goodwill (note 8)	(6,442)	(949)
Long-term receivables	11,567	12,005
Intangibles	604	659
Amortization	(216)	(268)
Other (note 9)	38,807	32,904

Total other non-current assets	104,167	109,318

Total assets	5,784,459	6,296,172

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

Amounts in thousands of U.S. dollars, except as indicated

	At December 31,
LIABILITIES AND SHAREHOLDERS’ EQUITY	2003 ThU.S.$	2004 ThU.S.$
CURRENT LIABILITIES:
Current bank borrowings (note 10)	1,368	—
Current portion of long-term bank borrowings (note 14)	2,360	2,733
Current portion of bonds (note 12)	33,638	208,640
Current portion of other long term liabilities	330	476
Dividends payable	1,507	1,524
Trade accounts payable	106,272	120,819
Sundry accounts payable	3,676	5,126
Notes and accounts payable to related companies (note 18)	1,329	822
Accrued liabilities (note 13)	25,277	37,587
Withholding taxes	5,810	8,268
Income tax payable	3,879	38,455
Deferred income	3,363	888
Other current liabilities	703	617

Total current liabilities	189,512	425,955

LONG-TERM LIABILITIES:
Long-term bank borrowings (note 14)	402,020	451,606
Bonds (note 12)	1,457,500	1,282,500
Notes payable	1	—
Sundry accounts payable	341	5,927
Accrued liabilities (note 13)	14,361	16,801
Deferred tax liabilities (note 15)	88,165	98,216
Other long-term liabilities	5,663	5,267

Total long-term liabilities	1,968,051	1,860,317

Minority interest (note 23)	13,212	6,847

SHAREHOLDERS’ EQUITY: (note 20)
Paid-up in capital	347,551	347,551
Share premium	5,625	5,625
Forestry and other reserves	1,483,076	1,459,746
Retained earnings	1,433,461	1,686,520
Interim dividends	(65,221)	(86,833)
Net income for the year	409,192	590,444

Total shareholders’ equity	3,613,684	4,003,053

Total liabilities and shareholders’ equity	5,784,459	6,296,172

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statements of Income

Amounts in thousands of U.S. dollars, except as indicated

	At December 31,
	2003 ThU.S.$	2004 ThU.S.$
OPERATING INCOME:
Sales revenue	1,458,220	2,075,052
Cost of sales	(668,890)	(883,859)
Gross profit	789,330	1,191,193
Administration and selling expenses	(283,225)	(384,704)

Operating income	506,105	806,489

NON-OPERATING INCOME:
Interest earned	22,035	26,275
Share of net income of related companies (note 7)	6,001	6,473
Other non-operating income (note 21)	10,025	8,798
Amortization of goodwill (note 8)	(3,787)	(3,519)
Interest expenses	(86,928)	(123,453)
Other non-operating expenses (note 22)	(18,146)	(15,061)
Price-level restatement (note 1)	322	347
Foreign currency exchange rate (note 1)	50,728	15,669

Non-operating loss	(19,750)	(84,471)

Income before taxes, minority interest and amortization of negative goodwill	486,355	722,018
Income taxes (note 15)	(83,131)	(136,747)
Income before minority interest and amortization of negative goodwill	403,224	585,271
Minority interest (note 23)	(199)	(321)
Income before amortization of negative goodwill	403,025	584,950
Amortization of negative goodwill (note 8)	6,167	5,494

Net income for the year	409,192	590,444

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows

Amounts in thousands of U.S. dollars, except as indicated

	At December 31,
	2003 ThU.S.$	2004 ThU.S.$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	409,192	590,444
Loss (Profit) on sale of assets
Loss (profit) on sale of property, plant and equipment	258	2,206
Items affecting income not involving the movement of cash:
Depreciation	107,550	132,486
Amortization of intangibles	34	33
Write-offs and provisions	9,636	6,377
Profit from investments accounted for under the equity method	(6,014)	(6,473)
Loss from investments accounted for under the equity method	13	—
Amortization of goodwill	3,787	3,519
Amortization of negative goodwill	(6,167)	(5,494)
Net price level restatement	(322)	(347)
Foreign currency exchange rate	(50,728)	(15,669)
Others	31,409	32,690
Decrease (Increase) in current assets:
Clients and debtors	(72,807)	(127,442)
Inventory	(52,760)	(58,339)
Other current assets	24,173	3,483
Increase (Decrease) in current liabilities:
Suppliers and creditors	46,929	18,520
Interest payable	(1,121)	20,417
Provision for income taxes	19,581	70,661
Other current liabilities	48,880	48,986

Net cash flows from operating activities	511,523	716,058

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows, continued

Amounts in thousands of U.S. dollars, except as indicated

	At December 31,
	2003 ThU.S.$	2004 ThU.S.$
CASH FLOWS FROM FINANCING ACTIVITIES
Loans from financial institutions	182,291	307,697
Bonds issue	295,482	—
Loans paid	(100,821)	(259,869)
Repayments of bonds	(83,785)	—
Dividends paid	(133,906)	(175,387)
Other financing activities	(523)	(42)

Net cash flow from financing activities	158,738	(127,601)

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of property, plant and equipment	1,528	2,860
Purchase of property, plant and equipment	(511,477)	(728,769)
Permanent investments	(61,169)	(6,691)
Capitalized interest paid	(24,852)	(14,688)
Other investments	27,283	(40,553)

Net cash flow from investment activities	(568,687)	(787,841)

Net cash flows from operating, investing and financing activities	101,574	(199,384)

Effect of inflation	49,066	5,927

Net decrease in cash and cash equivalents	150,640	(193,457)
Initial balance of cash and cash equivalents	399,426	550,066

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	550,066	356,609

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Organization and basis of presentation

Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”), and its subsidiaries are engaged principally in the production of pulp, forestry and wood products and the management of its subsidiaries’ forestry assets.

The financial statements of the Company and its subsidiaries (collectively known as “Arauco”) are presented on a consolidated basis and have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros (the “Chilean Securities Commission”). The Company consolidates the financial statements of the companies in which it controls a majority of voting shares. All significant intercompany transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain minor reclassifications among account headings have been made to these consolidated financial statements in order to present them on a basis more familiar to readers of financial statements in the United States (the “U.S.”).

The consolidated financial statements as of December 31, 2003 and 2004 include the following direct and indirect subsidiaries of the Company, all of which are incorporated in Chile (except as otherwise noted).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(a)	Organization and basis of presentation, continued

	Interest of the Company as of December 31, 2004			Total as of December 31, 2003
Subsidiary company	Direct %	Indirect %	Total %	Total %
Agenciamiento y Servicios Profesionales S.A. (México)	—	99.99	99.99	99.99
Alto Paraná S.A. (Argentina)	—	99.97	99.97	99.97
Arauco Denmark ApS (Denmark)	—	99.99	99.99	99.99
Arauco Do Brasil Ltda. (Brazil)	—	99.99	99.99	99.99
Arauco Ecuador S.A. (Ecuador)	0.10	99.89	99.99	99.99
Arauco Europe S.A. (Switzerland)	0.01	99.97	99.98	99.98
Arauco Forest Products B.V. (The Netherlands)	—	99.99	99.99	99.99
Arauco Generación S.A.	99.00	0.99	99.99	99.99
Arauco Honduras S. de R.L. de C.V. (Honduras)	1.00	98.99	99.99	99.99
Arauco Internacional S.A.	98.03	1.96	99.99	99.99
Arauco Perú S.A. (Peru)	—	99.99	99.99	99.99
Arauco Wood Products, Inc. (U.S.A.)	0.39	99.60	99.99	99.99
Araucomex S.A. de C.V. (Mexico)	—	99.99	99.99	99.99
Aserraderos Arauco S.A.	99.00	0.99	99.99	99.99
Bosques Arauco S.A.	1.00	98.93	99.93	99.93
Controladora de Plagas Forestales S.A.	—	51.09	51.09	51.09
Arauco Distribución S.A. ( ex - Distribuidora Centromaderas S.A.)	—	99.99	99.99	99.99
Forestal Arauco Costa Rica S.A. (Costa Rica)	10.00	89.99	99.99	99.99
Forestal Arauco Guatemala S.A. (Guatemala)	0.15	99.84	99.99	99.99
Forestal Arauco S.A.	99.92	—	99.92	99.92
Forestal Celco S.A.	1.00	98.93	99.93	99.93
Forestal Celsur S.A.	—	—	—	82.12
Forestal Cholguán S.A.	—	97.31	97.31	97.31
Forestal Conosur S.A. (Uruguay)	—	99.99	99.99	99.99
Forestal Misiones S.A. (Argentina)	—	99.99	99.99	99.99
Forestal Valdivia S.A.	1.00	98.93	99.93	99.93
Industrias Forestales S.A. (Argentina)	10.00	89.99	99.99	99.99
Inversiones Celco S.L. (Spain)	30.80	69.19	99.99	99.99
Investigaciones Forestales Bioforest S.A.	1.00	98.93	99.93	99.93
Molduras Trupán S.A.	1.00	98.99	99.99	—
Paneles Arauco S.A.	99.00	0.99	99.99	99.99
Servicios Logísticos Arauco S.A.	45.00	54.96	99.96	99.96
Southwoods Arauco-Lumber and Millwork LLC (U.S.A.)	—	99.61	99.61	99.61
Trupán Argentina S.A. (Argentina)	—	99.99	99.99	99.99

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(b)	Currency records

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The Company’s other Chilean subsidiaries maintain their accounting records and prepare their financial statements in Chilean pesos.

(c)	Price-level restatement and foreign currency exchange rate

(i)	Price-level restatement

The charge or credit for price-level restatement of the subsidiaries that record and prepare their financial statements in Chilean pesos in the consolidated financial statements is comprised of the following two factors:

(A)	the effect of changes in the purchasing power of the Chilean peso during each period presented in the consolidated financial statements; and

(B)	the change in the value of assets and liabilities which are denominated in inflation index-linked units of account called Unidades de Fomento (“UF”).

(ii)	Changes in purchasing power

The effect of the changes in the purchasing power of the Chilean peso during each period presented in the consolidated financial statements, relating to the effect of the changes on the assets, liabilities and net income of the subsidiaries that record and prepare their financial statements in Chilean pesos, is calculated by restating non-monetary assets, liabilities, shareholders’ equity and income statement accounts to reflect changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the year. The net purchasing power gain or loss calculated as described above, and included in net income, reflects the effect of Chilean inflation on the value of non-monetary assets and liabilities (other than UF- and foreign currency-denominated assets and liabilities) held by these subsidiaries.

The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the “prior month rule,” according to which inflation adjustments are based on the CPI at the close of the month preceding the close of the relevant period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile and, consequently, is widely used for financial reporting purposes in Chile.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(ii)	Changes in purchasing power, continued

The values of the CPI were as follows:

	Index	Change from previous December 31
December 31, 2003	114.07	1.1%
December 31, 2004	116.84	2.4%

The values of the CPI used for the price-level restatement for the two most recent fiscal periods were as follows:

	Index	Change from previous November 30
November 30, 2003	114.44	1.0%
November 30, 2004	117.28	2.5%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are intended only to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each period the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(iii)	Inflation Index-linked units of account (UF)

Assets and liabilities that are denominated in inflation index-linked units of account are stated at the period-end values of the respective units of account. The principal inflation index-linked unit used in Chile is the UF, which changes daily to reflect the changes in Chile’s CPI.

Interest-bearing assets and liabilities that are denominated in UFs have their interest rates expressed in terms of an interest rate spread in excess of the indexation of the UF.

Values for the UF were as follows (historical pesos per UF):

Ch$
December 31, 2003	16,920.00
December 31, 2004	17,317.05

(iv)	Foreign currency exchange rate

The charge or credit for foreign currency exchange rate is comprised of the change in the value of assets and liabilities denominated in foreign currencies.

(v)	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies other than U.S. dollars are detailed in note 17 and have been translated into U.S. dollars at the relevant observed exchange rate reported by the Central Bank of Chile. The observed exchange rates for foreign currencies reported by the Central Bank on the specified dates were as follows:

	At December 31,
	2003 U.S.$1	2004 U.S.$1
Chilean peso	593.80	557.40
Yen	107.04	103.03
Euro	0.80	0.73
GBP	0.56	0.52
Argentine peso	2.94	2.98

The differences arising in the valuation of assets and liabilities denominated in foreign currencies as a result of variations in the exchange rates are accounted for in the income statement as an item of foreign currency exchange rate in the period in which they arise. Realized and unrealized losses and realized gains on interest rate swaps are accounted for under the account headings “Interest and other financial expenses” and “Interest earned” in the period in which they arise. See note 1(o).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

Credit (charge) to income for price-level restatement in each of the reporting periods was comprised of the restatements of non-monetary assets, UF and foreign currency-denominated monetary assets and liabilities, shareholders’ equity and income statement accounts as follows:

Credit (charge) to income for price-level restatement:

	Year ended December 31,
	2003 ThU.S.$ Credit (Charge)	2004 ThU.S.$ Credit (Charge)
Assets, liabilities and equity restated by CPI
Shareholders’ equity of subsidiaries in Chilean pesos	(338)	(653)
Property, plant and equipment, net	203	509
Inventories	357	273
Other assets and liabilities, net	118	265

Net effect on income	340	394

Price-level restatement of income statement accounts	(18)	(47)

Credit (charge) to income by CPI	322	347

Credit (charge) to income for foreign currency exchange rate:

	Year ended December 31,
	2003 ThU.S.$ Credit (Charge)	2004 ThU.S.$ Credit (Charge)
Assets restated by foreign currency
Trade accounts receivable	3,077	2,095
Other assets	72,483	17,691
Liabilities restated by foreign currency
Bonds	(73)	11
Other liabilities	(24,759)	(4,128)

Net effect on income from foreign currency	50,728	15,669

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(d)	Time deposits, marketable securities and investments purchased under agreements to resell

Time deposits are shown at cost plus accrued interest.

Marketable securities are shown at the lower of cost plus accrued interest or market value.

Financial instruments purchased under agreements to resell are held at acquisition cost plus accrued interest.

Investment in money market funds are stated at market value based on year-end quoted values.

(e)	Inventories

Inventories of raw materials, spare parts and supplies have been stated at the average price or restated cost as determined by price-level restatement principles for those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos. Imports in transit are held at accumulated cost at the balance sheet date plus price-level restatement for subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos.

For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, finished goods are stated at an average unit production cost for the period, including production overhead and depreciation of fixed assets, plus price-level restatement.

Inventory of forests in exploitation is stated at the commercially appraised value at which these forests were transferred from fixed assets.

Finished goods are valued at the lower of average cost of production or market value. For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, inventory is valued at the lower of price-level restated cost (or transferred value in the case of forest inventory) and market value.

(f)	Property, plant and equipment

(i)	Property, plant and equipment, excluding forests

The property, plant and equipment of the Company and those of its subsidiaries that maintain their accounting records and prepare their financial statements in U.S. dollars are valued at cost. The property, plant and equipment of the other Chilean subsidiaries, excluding forests, are valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted in 1979 in accordance with the regulations of the Chilean Securities Commission. See note 6.

Property, plant and equipment, excluding forests and land, is depreciated on a straight-line basis over the estimated remaining useful lives of the underlying assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(f)	Property, plant and equipment, continued

(i)	Property, plant and equipment, excluding forests, continued

Financing costs of projects requiring major investments in long-term construction and those costs incurred from financing specific projects are capitalized and amortized over the estimated useful lives of the related assets. Profits and losses on the sale of property, plant and equipment, excluding forests, are accounted for as the difference between the book value and the consideration received.

(ii)	Forests

Radiata pine that is less than 16 years old is valued at the cost of development, maintenance and protection plus price-level restatement (until December 31, 2002). Finance costs related to the development of the forests are not capitalized but are expensed in the income statement.

Radiata pine that is 16 or more years old is valued in accordance with a commercial valuation performed by Arauco based on sample measurements of forest growth carried out by independent third parties. The difference between the commercial valuation at year-end and the prior year’s valuations plus price-level restatement (until December 31, 2002) is accounted for as an adjustment to “Forests” and to shareholders’ equity under the account heading “Forestry and other reserves.”

Forests which are due to be exploited within one year are reallocated to inventory under current assets.

On the sale of a related finished good, the shareholders’ equity account “Forestry and other reserves” is reduced by the amount of the commercial valuation allocable to such finished good. Such commercial valuation is excluded from cost of sales.

Commercial valuations are not performed on native forests.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(g)	Investments in related companies

Investments in companies over which Arauco exercises significant, but not controlling, influence are shown under other non-current assets and are accounted for using the equity method. Arauco is presumed to exercise significant influence where its participation in a company is between 20% and 50%.

Arauco’s proportionate share in the net income and losses of related companies is recognized in non-operating income in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

Investment in related companies acquired through December 31, 2003 are accounted for using the equity method, in accordance with Circular Letter No. 368 of the Chilean Securities Commission.

Investment in related companies acquired after December 31, 2003 are accounted for using the proportional net worth method, in accordance with Circular Letter No. 1697 of the Chilean Securities Commission. Acquisitions in 2004 had no significant effect on the accompanying financial statements.

Investments in foreign companies are accounted for in accordance with Technical Bulletin No. 64 of the Accountants Association of Chile.

(h)	Income taxes

Arauco made provisions at each year-end for income taxes currently payable in accordance with current tax regulations. The details of the provisions for income taxes are in note 15.

Since December 31, 1999, including on December 31, 2004, deferred income taxes have been recognized at the end of each year for all temporary differences between the financial reporting and tax bases of assets and liabilities. Prior to December 31, 1999, Arauco recognized deferred income taxes in the same manner except for the tax loss carry forwards of certain subsidiaries.

(i)	Bonds

Bonds are shown at face value plus accrued interest as of each year-end. The discount on, and expenses incurred in, the issue of the bonds are shown under other non-current assets and are amortized over the term of the instruments.

(j)	Staff severance indemnities

Arauco has recorded a liability for long-term severance indemnities in accordance with the collective agreements entered into with its employees. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. The provision for severance compensation is calculated on the basis of the present value of the total accrued cost of this benefit, discounted at a real annual interest rate of 5%.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(k)	Research and development expenses

The cost of research, project development and special studies are charged to income in the year in which they are incurred, except for the cost of fixed assets once development has been approved. The cost of research and development charged to income was U.S.$ 1,685 thousand and U.S.$ 1,968 thousand for the years ended December 31, 2003 and 2004, respectively.

(l)	Negative goodwill on investments

Any excess of the book value of a company acquired over the purchase consideration paid is accounted for as a reduction of the consolidated assets in the balance sheet and is amortized to the income statement over a five-year period.

(m)	Goodwill on investments

Any consideration paid to acquire a company in excess of its book value is accounted for as an increase of the consolidated assets in the balance sheet and is amortized over a five-year period.

(n)	Cash and cash equivalents

Arauco considers cash and cash equivalents as representing cash and cash instruments with an original maturity of less than three months.

(o)	Interest rate swaps

Interest rate swap agreements are considered hedges of existing items and accounted for in accordance with Technical Bulletin No. 57 of the Accountants Association of Chile.

(p)	Government grants awarded for forestry activities

Grants that are received from the Chilean government for forestry activities are accounted for as a credit to shareholders’ equity or as a reduction in the cost of the forests. These amounts are realized as income on sale of the related finished goods.

(q)	Provision for vacation pay

Vacation pay earned by employees but not paid is accounted for on an accrual basis.

(r)	Allowance for doubtful accounts

Allowance for doubtful accounts is recorded based on analyses of collectibility on an individual account basis.

(s)	Leasing assets

Financing leases are recorded at the present value of the minimum lease payments, discounted by the purchase option interest rate indicated in the contract. The obligations are recorded as current and long-term liabilities net of deferred interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(t)	Intangibles

Intangible assets are recorded at cost, adjusted for price-level restatement, and are amortized over 20 years.

(u)	Revenue recognition policy

Revenues are recorded in accordance with Technical Bulletin No. 70 of the Accountants Association of Chile.

(v)	Interest rate swap contracts

Interest expense on swap contract-related debt is adjusted for the net amount receivable or payable under the swap contract. The initial premium payable upon entry into the swap contract is amortized over the period of the underlying contract.

(w)	Software

Internal development software costs are expensed when incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of four years. Capitalized software assets are classified in “Property, plant and equipment” as “other assets.”

(x)	Translation of foreign subsidiaries

Beginning January 1, 2002, the financial statements of the Company’s foreign subsidiaries are translated into U.S. dollars in accordance with B.T. No. 64. In accordance with B.T. No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company’s operations and operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured into U.S. dollars before translation into the accounting records of the parent company. The Company has remeasured the operations of its Argentinean subsidiaries and the Panamanian agency that are not considered an extension of Arauco’s operations into U.S. dollars as follows:

•	Monetary assets and liabilities are translated at year-end rates of exchange between the U.S. dollar and the local currency.

•	All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(x)	Translation of foreign subsidiaries, continued

•	Income and expense accounts are translated at average rates of exchange between the U.S. dollar and the local currency.

•	The effects of any exchange rate fluctuations as compared to the U.S. dollar are included in the results of operations for the relevant year.

Until December 31, 2001, under B.T. No. 64, each investment in foreign subsidiaries was price-level restated, in order to separate the effect of price-level restating the foreign investment, which was reflected in income, from the effect of the foreign currency translation gain or loss, which was reflected in equity in the account “Cumulative Translation Adjustment”, as the foreign investment itself was measured in U.S. dollars. For the years ended December 31, 2004 and 2003, as allowed by B.T. No. 64, the Company designated U.S. dollar denominated debt as an economic hedge of its net foreign investment in Argentina.

The Company uses an exchange rate of 2.979 Argentine pesos per U.S. dollar in translating its assets and liabilities denominated in Argentine pesos into U.S. dollars, pursuant to Chilean Securities Commission instructions and in accordance with B.T. No. 64. The recognition resulted in a profit of U.S.$ 2.5 million.

As of December 31, 2004, the Company’s investments in Argentina represented 10.8% of its consolidated assets, compared to 12.1% as of December 31, 2003.

It is not possible to predict what developments will occur in the Argentine economy, what effects the Argentine economic crisis and the devaluation of the Argentine peso may have on the economic and financial condition of the Company’s Argentine subsidiaries or whether the Argentine economic crisis may affect developments in other emerging markets including Chile. The Company’s financial statements include the financial effects of recent current Argentine developments in accordance with both Chilean Securities Commission instructions and Technical Bulletin guidelines.

2.	CHANGES IN ACCOUNTING POLICIES

There are no changes in accounting principles or presentation for the years covered in these consolidated financial statements.

3.	MARKETABLE SECURITIES

Marketable securities as of each year-end, were as follows:

	As of December 31,
	2003 ThU.S.$	2004 ThU.S.$
Mutual fund units	522,793	332,126

Total marketable securities	522,793	332,126

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

4.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable as of each year-end were as follows:

	As of December 31,
	2003 ThU.S.$	2004 ThU.S.$
Trade accounts receivable	226,399	355,759
Allowance for doubtful accounts	(4,466)	(8,783)

Total trade accounts receivable	221,933	346,976

As of December 31, 2003 and 2004, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. Arauco takes steps to reduce the risk of non-payment for goods sold, including the use of letters of credit, receipt of advance payments and the use of insurance policies. If such measures were to fail, Arauco would be exposed to a maximum credit loss equivalent to the accounting balance. Arauco has not experienced any significant losses as a result of non-payment of accounts receivable.

5.	INVENTORIES

Inventories have been valued in accordance with the policy described in note 1(e). The principal components were as follows:

	As of December 31,
	2003 ThU.S.$	2004 ThU.S.$
Finished goods (pulp)	20,879	37,552
Finished goods (timber and panels)	94,171	124,712
Finished goods on consignment (pulp)	27,619	28,118
Work in progress	3,767	7,370
Sawlogs, pulpwood and chips	22,571	18,163
Raw material	54,624	50,299
Forests under exploitation	199,306	225,197
Pending imports	159	1,274
Other	12,373	14,465

Total inventories	435,469	507,150

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including forests, have been valued as described in note 1(f).

Technical revaluation and adjustment of book value

The balances of buildings and other infrastructure, machinery and equipment and other include amounts arising from the technical revaluation of certain assets performed during 1979, in accordance with regulations of the Chilean Securities Commission.

The accumulated net book value of these revaluations as of each year-end is detailed below by class of asset:

	As of December 31,
	2003 ThU.S.$	2004 ThU.S.$
Buildings and other infrastructure	2,968	2,608
Machinery and equipment	445	275
Other	—	—

Total increase in value due to technical revaluation of property, plant and equipment	3,413	2,883

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT, continued

Depreciation of property, plant and equipment was calculated as described in note 1(f) and was as follows:

	As of December 31,
	2003 ThU.S.$	2004 ThU.S.$
Depreciation of:
Property, plant and equipment (excluding land and forests)	106,982	131,956
Technical revaluation	568	530

Total	107,550	132,486

Accumulated depreciation was as follows:

	As of December 31,
	2003 ThU.S.$	2004 ThU.S.$
Accumulated depreciation of:
Property, plant and equipment (excluding land and forests)	1,688,571	1,821,614
Technical revaluation	64,427	64,957

Total	1,752,998	1,886,571

Forests

The cost and the commercial valuation increment of the forests, determined as described in note 1(f), was as follows:

	As of December 31,
	2003 ThU.S.$	2004 ThU.S.$
Cost of forests	543,945	715,023
Commercial valuation increment	1,436,333	1,407,244

Total	1,980,278	2,122,267

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

7.	INVESTMENTS IN RELATED COMPANIES

During 2003, Arauco made the following investments in related companies:

From January to December 2003, the Company contributed U.S.$ 1.76 million to Forestal Cono Sur S.A.

On January 2, 2003, the Company contributed U.S.$ 25 million to Eka Chile S.A. and acquired U.S.$ 3.5 million in additional shares. The investment resulted in goodwill of U.S.$ 12.1 million.

In May 2003, the subsidiary Arauco Internacional S.A. acquired 4,000 shares of Arauco Europe S.A. for U.S.$ 30 thousand. As a result, Arauco Internacional S.A. now holds a 99.97% controlling interest in Arauco Europe S.A.

On December 23, 2003, the subsidiary Forestal Celco S.A. acquired 735,042,070 shares of Forestal Celsur S.A., equivalent to 83.05% of property.

During 2004, Arauco made the following investment in related companies:

On January 5, 2004, the subsidiary Forestal Celco S.A. acquired 149,999,999 shares and the subsidiary Forestal Arauco S.A. acquired one share of Forestal Celsur S.A. for U.S.$ 6.7 million. In December 2004, Forestal Celco S.A. and Forestal Celsur S.A. were merged.

Received dividends

During 2004, the Company received dividends of U.S.$ 1.1 million, compared to U.S.$ 0.9 million in 2003, from Puerto de Lirquén S.A. and U.S.$ 0.3 million, compared to U.S.$ 0.2 million in 2003, from Inversiones Puerto Coronel S.A.

Taxes on unremitted earnings

Deferred taxes have not been recorded, nor has the investment been adjusted, for taxes that may arise on the distribution or remittance of earnings from investments in related companies as these earnings will either be indefinitely reinvested or will not result in the imposition of additional taxes.

Liabilities that hedge investments in related companies

The Company maintains debt with the public (the Company’s Yankee Bonds 2nd Issue) that were specifically designated as hedging instruments for the Company’s investment in Industrias Forestales S.A., in Argentina.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

The investments in related companies at each year-end were as follows:

	As of December 31,
	Percentage Participation		Investment Value		Net income of investee
	2003%	2004%	2003 ThU.S.$	2004 ThU.S.$	2003 ThU.S.$	2004 ThU.S.$
Puerto de Lirquén S.A.	20.14	20.14	18,215	20,920	2,379	2,267
Inversiones Puerto Coronel S.A.	50.00	50.00	8,030	9,745	1,588	1,971
Sociedad CDEC-SIC Ltda.	7.69	—	46	—	(13)	—
Servicios Corporativos Sercor S.A.	20.00	20.00	457	630	70	130
Eka Chile S.A.	50.00	50.00	20,693	24,701	1,977	2,105

Total			47,441	55,996	6,001	6,473

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

8.	GOODWILL AND NEGATIVE GOODWILL

a) Negative goodwill as of each year-end was as follows:

	As of December 31,
	2003		2004
	Amortization for the year ThU.S.$	Balance of negative goodwill ThU.S.$	Amortization for the year ThU.S.$	Balance of negative goodwill ThU.S.$
Alto Paraná S.A.	624	343	343	—
Licancel S.A.	907	680	680	—
Forestal Cholguán S.A.	4,422	5,354	4,422	932
Maderas Prensadas Cholguán S.A.	214	65	49	17

Total negative goodwill	6,167	6,442	5,494	949

b) Goodwill as of each year-end was as follows:

	As of December 31,
	2003		2004
	Amortization for the year ThU.S.$	Balance of goodwill ThU.S.$	Amortization for the year ThU.S.$	Balance of goodwill ThU.S.$
Forestal El Aguaray S.A.	39	12	12	—
Paneles Arauco S.A.	786	1,376	786	590
Inversiones Puerto Coronel S.A.	241	—	—	—
Eka Chile S.A.	2,421	9,684	2,421	7,263
Southwoods-Arauco Lumber L.L.C.	300	1,200	300	900

Total goodwill	3,787	12,272	3,519	8,753

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

9.	OTHER NON-CURRENT ASSETS

Other non-current assets as of each year-end were as follows:

	As of December 31,
	2003 ThU.S.$	2004 ThU.S.$
Recoverable taxes	21,582	19,007
Bond issue expenses	14,166	11,530
Discounts on bond issues	1,981	1,744
Other	1,078	623

Total other non-current assets	38,807	32,904

10.	CURRENT BANK BORROWINGS

Current bank borrowings as of year-end were as follows:

	As of December 31,
	2003 ThU.S.$	2004 ThU.S.$
Total outstanding	1,368	—
Principal outstanding	1,368	—
Weighted average annual interest rate	—	—

Current bank borrowings were denominated as follows:

	As of December 31,
	2003 ThU.S.$	2004 ThU.S.$
Obligations in foreign currency	1,368	—
Obligations in local currency	—	—

Total current bank borrowings	1,368	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

11.	CURRENT LIABILITIES

(a)	The following liabilities, excluding bank borrowings, fall due within one year:

	As of December 31,
	2003 ThU.S.$	2004 ThU.S.$
Current portion of bonds	33,638	208,640
Current portion of other long-term liabilities	330	476
Trade accounts payable	106,272	120,819
Accounts and notes payable to related parties	1,329	822
Current provisions	25,277	37,587
Sundry accounts payable and other liabilities	18,938	54,878

Total	185,784	423,222

(b)	The percentages of these obligations in foreign and local currency, were as follows at year-end:

	As of December 31,
	2003%	2004%
Foreign currency	48.72	69.68
Local currency	51.28	30.32

Total	100.00	100.00

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS

Arauco had seven series of Yankee Bonds outstanding as of December 31, 2004.

The balances of the bonds were as follows:

	As of December 31,
	2003 ThU.S.$	2004 ThU.S.$
Current
Yankee Bonds 1st Issue	292	292
Yankee Bonds 2nd Issue	8,381	183,382
Yankee Bonds 3rd Issue	8,749	8,749
Yankee Bonds 4th Issue	8,914	8,914
Yankee Bonds 5th Issue	7,302	7,303

Total current (including accrued interest)	33,638	208,640

Long-term
Yankee Bonds 1st Issue	100,000	100,000
Yankee Bonds 2nd Issue	400,000	225,000
Yankee Bonds 3rd Issue	270,500	270,500
Yankee Bonds 4th Issue	387,000	387,000
Yankee Bonds 5th Issue	300,000	300,000

Total long-term	1,457,500	1,282,500

Less total accrued interest	33,638	33,640

Total principal outstanding	1,457,500	1,457,500

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS, continued

These bonds have the following characteristics:

	Yankee Bonds 1st Issue	Yankee Bonds 2nd Issue	Yankee Bonds 3rd Issue	Yankee Bonds 4th Issue	Yankee Bonds 5th Issue
Issue date	Dec. 15, 1995	Oct. 3, 1997	Aug. 15, 2000	Sept. 10, 2001	Jul. 9, 2003
Authorized Amount (nominal)	12 years ThU.S.$ 100,000	8 years ThU.S.$ 175,000 12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000
Authorized Amount (outstanding)	12 years ThU.S.$ 100,000	8 years ThU.S.$ 175,000 12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 270,500	10 years ThU.S.$ 387,000	10 years ThU.S.$ 300,000
Issue amount	12 years ThU.S.$ 100,000	8 years ThU.S.$ 175,000 12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000
Amounts Authorized but not issued	—	—	—	—	—
Principal Repayment	December 2007	8 years September 2005 12 years September 2009 20 years September 2017	August 2010	September 2011	July 2013
Interest rate (excluding effects of any interest rate swap)	7.00%	8 years 6.95% 12 years 7.20% 20 years 7.50%	8.625%	7.75%	5.125%
Interest Payment	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS, continued

As of December 31, 2004, the principal and interest amounts due with respect to these bonds were as follows:

Year	ThU.S.$
2005 (*)	208,640
2006	—
2007	100,000
2008	—
2009 and thereafter	1,182,500

Total	1,491,140

(*)	This amount includes U.S.$ 33,640 thousand of accrued interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

13.	ACCRUED LIABILITIES

(a)	Accrued liabilities were as follows:

	As of December 31,
	2003 ThU.S.$	2004 ThU.S.$
Accrual for staff vacations	5,022	6,735
Plant maintenance accrual	4,228	4,560
Standby letters of credit	633	385
Accrual for contingencies	306	456
Staff severance indemnities	915	1,164
Selling and other transportation costs provisions	1,520	2,118
Electrical expense provision	925	5,616
Staff salary and benefits	1,983	4,397
Forestry activity expenses	843	344
Pending monthly provisional payments	4,504	6,282
Chlorate Plant provision	1,409	1,437
Other current liabilities	2,989	4,093

Total accrued liabilities	25,277	37,587

(b)	Liability for staff severance indemnities

The liability for staff severance indemnity payments is shown at its present value as described in note 1(j). The movement in this account was as follows:

	As of December 31,
	2003 ThU.S.$	2004 ThU.S.$
Balance at beginning of year	8,673	14,613
Charge to income	5,361	2,837
Charge to assets	1,135	498
Payments during the year	(556)	(519)

Balance as of year-end	14,613	17,429

	As of December 31,
	2003 ThU.S.$	2004 ThU.S.$
Shown in the balance sheet as:
Current	915	1,164
Long-term	13,698	16,265

Total	14,613	17,429

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS

(a)	Long-term bank borrowings including accrued interest outstanding at each year-end were as follows:

Bank or financial institution	Denomination	As of December 31, 2003		As of December 31, 2004
		Long-term Portion ThU.S.$	Short-term Portion ThU.S.$	Long-term Portion ThU.S.$	Short-term Portion ThU.S.$
J.P. Morgan-Chase (Argentine Collateral Trust) (1)	U.S.$	250,000	416	250,000	191
Tesoro Argentino (2)	U.S.$	2,020	634	1,606	700
J.P. Morgan-Chase Bank (3)	U.S.$	150,000	1,310	—	—
Citigroup (Revolving Facility) (4)	U.S.$	—	—	200,000	1,842

Total long-term bank borrowings		402,020	2,360	451,606	2,733

The weighted average interest rates for long-term foreign currency-denominated debt for the years ended December 31, 2003 and 2004 were 4.15% and 5.64%, respectively. Arauco enters into interest rate swap agreements to swap certain amounts of its non-U.S. dollar denominated payment obligations for U.S. dollar-denominated payment obligations.

Six-month LIBOR on December 31, 2003 and 2004 was 1.21% and 2.78%, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS, continued

(1)	Alto Paraná Loans

a) The Argentine subsidiary Alto Paraná S.A. obtained a U.S.$ 250 million loan in order to redeem preferred equity shares. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus a market spread. Interest payments are due semi-annually and principal is payable in five semi-annual payments, which begin December 12, 2006.

(2)	Tesoro Argentino

Alto Paraná owed an initial aggregate principal amount of U.S.$ 13 million and additional accrued interest payable to the Argentine government in respect of certain loans originally made by Banco Nacional de Desarrollo to Alto Paraná. These loans were originally covered by guarantees issued by the governments of other countries that sought reimbursement from the Argentine government for payment made under these guarantees. The Argentine government renegotiated its debt with the “Paris Club” countries and, pursuant to Resolution 40/95 issued by the Ministry of Economy and Public Works and Services, has extended these terms to the Argentine companies that originally incurred this debt, including Alto Paraná. According to their terms, those Governmental Obligations have been restructured to mature in installments between 1995 and 2008 and accrue interest at a contractual rate of LIBOR plus a spread of up to 0.625%.

(3)	The Company obtained a U.S.$ 150 million loan in order to repay outstanding debt. The loan was denominated in U.S. dollars, and had a variable interest rate of LIBOR plus 0.85%. Interest payments were due semi-annually, while the loan principal was repayable in five semi-annual payments, which were to begin on February 7, 2006. The loan was prepaid in August 2004.

(4)	On August 3, 2004, the Company obtained a syndicated loan for U.S.$ 240 million with a group of banks lead by Citigroup, BBVA, Calyon and Dresdner Kleinwort Wasserstein. The credit is structured as a revolving facility, allowing the Company to borrow, prepay and borrow the committed amount again during the life of the credit facility. Funds will be used for debt refinancing and other corporate purposes.

The term of the credit is five years and the interest rate is LIBOR plus 0.275% if the outstanding amount is less than 50% of the facility, and LIBOR plus 0.30% if the outstanding amount is more than 50% of the facility.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS, continued

(b)	Debt distribution

As of December 31, 2003 and 2004, long-term bank borrowings, including both the current portion and interest accrued, were denominated almost exclusively in U.S. dollars.

(c)	Maturity of long-term bank borrowings

As of December 31, 2004, the maturities of long-term bank borrowings payable were as follows:

Year	ThU.S.$
2005	2,733
2006	50,492
2007	100,557
2008	220,557
2009 and thereafter	80,000

Total	454,339

The principal financial covenant contained in the instruments or agreements with respect to such long-term bank borrowings was as follows:

•	The interest coverage ratio must not be less than 2.0.

•	The ratio of debt to consolidated tangible net worth must not be higher than 1.2.

•	Consolidated net worth must not be less than U.S.$ 2,500 million.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES

(a)	Taxable income

In accordance with Chilean law, the Company and each of its subsidiaries determine and pay tax on a separate basis and not on a consolidated basis.

On a consolidated basis, Arauco recorded charges for income taxes amounting to U.S.$ 57,229 thousand and U.S.$ 125,665 thousand for the years ended December 31, 2003 and 2004, respectively. Furthermore, Arauco established provisions for U.S.$ 113 thousand as of December 31, 2003 and U.S.$ 56 thousand as of December 31, 2004, in accordance with Article 21 of the Income Tax Law. These amounts are shown in “Income tax payable,” net of monthly prepayments and training expenses.

The detail of income tax expense is as follows:

	As of December 31,
	2003 ThU.S.$	2004 ThU.S.$
Income tax	(57,229)	(125,665)
Adjustment to prior year’s tax expense	(82)	1,094
Provisions estimated in accordance with Article No. 21 of the Income Tax Law in Chile	(113)	(56)
Deferred income tax	(48,564)	(12,187)
Amortization of complementary accounts	(236)	(197)
Changes in valuation provision	22,460	168
Tax benefit for tax losses	633	96

Total Income Tax	(83,131)	(136,747)

(b)	Retained taxable earnings

Shareholders of Chilean corporations are entitled to a tax credit against tax due on dividend distributions to the extent of their allocable share of tax paid by the corporation on such earnings prior to distribution. The retained taxable earnings generated by the Company, along with the related tax credit, if any, that would be available to shareholders on distribution of such amounts, are presented below. Under Chilean tax law, dividend distributions must be made from earnings in years with available credits on a first-in, first-out basis. Remaining tax credits on undistributed earnings as of December 31, 2004 were as follows:

	Retained Earnings		Shareholders’ Tax Credit ThU.S.$
	With Credit ThU.S.$	Without Credit ThU.S.$
Balance as of December 31, 2003	215,069	8,607	34,322
Balance as of December 31, 2004	264,271	30,620	44,870

Total	479,340	39,227	79,192

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation

As explained in note 1(h), as of December 31, 2003 and 2004 Arauco recorded accumulated deferred taxes arising from temporary differences as follows:

	As of December 31, 2003
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	2,067	150	—	—
Deferred revenues	849	—	—	—
Accrual for staff vacations	818	—	—	—
Production costs	—	—	5,562	—
Value difference and property, plant and equipment depreciation	—	—	—	97,027
Capitalized expenses	—	—	2,877	5,771
Obsolescence reserve	1,187	—	—	—
Debt issue and project expenses	—	—	—	3,560
Staff severance indemnities	1,740	615	—	—
Tax loss carry forwards	3,836	1,260	—	—
Property, plant and equipment valuation	—	32,199	—	14,626
Accrual for contingencies	411	—	—	—
Plant maintenance accrual	425	—	—	—
Argentine peso devaluation	2,120	4,239	—	—
Leasing assets	—	—	54	13
Other	2,351	339	336	896

Total	15,804	38,802	8,829	121,893

Complementary accounts, net of accumulated amortization (1)	(2,719)	(13,076)	—	(14,291)
Valuation provision	—	(6,289)	—	—

Total	13,085	19,437	8,829	107,602

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation, continued

	As of December 31, 2004
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	2,147	149	—	—
Deferred revenues	2,073	3	—	—
Accrual for staff vacations	1,101	—	—	—
Production costs	—	—	6,489	—
Capitalized expenses	—	—	4,119	9,348
Value difference and property, plant and equipment depreciation	—	—	—	105,989
Staff severance indemnities	1,971	753	—	—
Debt issue and project expenses	—	—	—	2,623
Obsolescence reserve	636	—	—	—
Accrual for contingencies	405	—	—	—
Tax loss carry-forwards	2,719	2,171	—	—
Property, plant and equipment valuation	—	35,527	—	14,491
Plant maintenance accrual	367	—	—	—
Argentine peso devaluation	2,088	2,088	—	—
Other	2,419	525	1,014	1,458
Leasing assets	—	—	294	594

Total	15,926	41,216	11,916	134,503

Complementary accounts, net of accumulated amortization (1)	(2,719)	(14,380)	—	(15,479)
Valuation provision	—	(6,028)	—	—

Total	13,207	20,808	11,916	119,024

(1)	These accounts reverse over the same period as the timing differences that gave rise to them with an average of approximately 15 years.

16.	FORESTRY GRANTS

Forestry grants are included in shareholders’ equity under the account heading “Forestry and other reserves.” These grants are transferred to income at the time of sale of the related finished goods. The Company’s forestry subsidiaries received forestry grants of U.S.$ 866 thousand during the year ending December 31, 2003 and U.S.$ 1,236 thousand during the year ending December 31, 2004.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY

As of each period-end, Arauco had assets and liabilities denominated in local and foreign currencies. These assets and liabilities are shown at their U.S. dollar equivalent at each year-end.

	Currency	At December 31,
		2003 ThU.S.$	2004 ThU.S.$
Assets
Current Assets:
Cash and banks	U.S.$	3,175	4,655
Cash and banks	Ch$	2,132	2,890
Cash and banks	Other currencies	4,297	2,946
Time deposits and marketable securities	U.S.$	339,333	235,415
Time deposits and marketable securities	Ch$	3,169	51
Time deposits and marketable securities	Other currencies	192,231	140,455
Trade accounts receivable	U.S.$	180,827	236,576
Trade accounts receivable	Ch$	24,529	33,596
Trade accounts receivable	Other currencies	16,577	76,804
Other accounts receivable	U.S.$	8,936	3,737
Other accounts receivable	Ch$	17,253	28,508
Other accounts receivable	Other currencies	5,975	5,027
Inventories	U.S.$	417,927	495,172
Inventories	Ch$	17,542	11,978
Other current assets	U.S.$	37,490	58,242
Other current assets	Ch$	59,092	45,114
Other current assets	Other currencies	23,072	20,336

Total current assets		1,353,557	1,401,502

Property, plant and equipment and other assets:
Property, plant and equipment	U.S.$	4,307,790	4,757,662
Property, plant and equipment	Ch$	18,945	27,690
Other assets	U.S.$	59,706	67,607
Other assets	Ch$	23,303	21,438
Other assets	Other currencies	21,158	20,273

Total property, plant and equipment and other assets		4,430,902	4,894,670

Total assets		5,784,459	6,296,172

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

	Currency	At December 31,
		2003 ThU.S.$	2004 ThU.S.$
Liabilities
Current liabilities:
Current bank borrowings	U.S.$	1,319	—
Current bank borrowings	Other currencies	49	—
Current portion of long-term bank borrowings	U.S.$	2,360	2,733
Current portion of bonds	U.S.$	33,638	208,640
Notes and trade accounts payable	U.S.$	16,572	26,067
Notes and trade accounts payable	Ch$	68,714	77,682
Notes and trade accounts payable	Other currencies	22,315	17,892
Other current liabilities	U.S.$	13,562	17,828
Other current liabilities	Ch$	26,561	50,637
Other current liabilities	Other currencies	4,422	24,476

Total current liabilities		189,512	425,955

Long-term liabilities:
Long-term bank borrowings	U.S.$	402,020	451,606
Bonds	U.S.$	1,457,500	1,282,500
Other long-term liabilities	U.S.$	14,366	5,035
Other long-term liabilities	Ch$	93,666	116,638
Other long-term liabilities	Other currencies	499	4,538

Total long-term liabilities		1,968,051	1,860,317

Total liabilities		2,157,563	2,286,272

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

	As of December 31,
Company	Relationship	2003 ThU.S.$	2004 ThU.S.$	Transaction
(a) Current assets
Cía. de Seguros Generales Cruz del Sur S.A.	Affiliate	1,190	2,081	Accounts receivable
Fundación Educacional Arauco	Affiliate	473	—	Accounts receivable
Eka Chile S.A.	Affiliate	—	1,660	Accounts receivable
Compañía Puerto de Coronel S.A.	Affiliate	—	146	Accounts receivable
Abastible S.A.	Affiliate	—	175	Accounts receivable

Total current assets		1,663	4,062

(b) Current liabilities
Compañía de Petróleos de Chile Copec S.A.	Affiliate of Shareholder	62	318	Accounts payable
Puerto de Lirquén S.A.	Afíliate	333	331	Accounts payable
Compañía Puerto de Coronel S.A.	Affiliate	275	—	Accounts payable
Abastible S.A.	Affiliate	46	—	Accounts payable
Servicios Corporativos Sercor S.A.	Affiliate	10	14	Accounts payable
Compañía de Turismo de Chile Ltda.	Affiliate	3	3	Accounts payable
Sigma Servicios Informáticos S.A.	Affiliate	1	2	Accounts payable
Eka Chile S.A.	Affiliate	599	—	Accounts payable
Fundación Educacional Arauco	Affiliate	—	154	Accounts payable

Total current liabilities		1,329	822

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

During the years ended December 31, 2003 and 2004, Arauco had the following related party transactions that affected net income:

	Purchases (sales) Year ended December 31,
	2003 ThU.S.$	2004 ThU.S.$
(a) Compañía de Petróleos de Chile Copec S.A.:
Purchases of fuel	14,590	18,847
Other sales	(2)	(2)
(b) Puerto de Lirquén S.A.:
Port services	2,924	3,180
(c) Abastible S.A.:
Purchases of fuel	369	528
(d) Compañía de Seguros Generales Cruz del Sur S.A.:
Direct insurance premiums	10,966	10,939
(e) Cía. Puerto de Coronel S.A:
Stockpiling services	1,856	5,976
(f) Portaluppi, Guzmán y Bezanilla Abogados
Legal advice	237	670
(g) Eka Chile S.A.
Purchase of sodium chlorate	10,233	16,684
Engineerings services	(4,712)	—
Electricity sale	—	(12,862)
Other sales	—	(31)
Other purchases	—	573
Capital contribution	25,000	—
(h) ABC Comercial Ltda.
Other purchases	4	7

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS

Warranties

Full, unconditional and irrevocable warranty of the Company on behalf of its subsidiary Alto Paraná S.A., in relation to bonds (Títulos de Deuda) issued under the Financial Trust “Argentine Collateral Trust I” dated June 13, 2001 under the laws of the Republic of Argentina, for the amount of U.S.$ 250 million due on December 2008.

Binding bail of the Company on behalf of its subsidiary Arauco Generación S.A. in relation to the construction of a sodium chloride plant of Eka Chile S.A.

Trials or other legal proceedings

A)	The Company is involved in the following proceedings and legal actions regarding the operation of the Valdivia Plant:

1)	Through Exempt Resolution No. 250 dated April 1, 2004, the Regional Environmental Commission (“COREMA”) opened an investigation in connection with the alleged violation by the Valdivia Plant of environmental regulations set forth by the Resolution of Environmental Description No. 279-1998.

The Company answered the charges before the Commission. Nevertheless, through Exempt Resolution No. 387 dated May 24, 2004, the Commission resolved, among other things, to (a) fine the Company 900 Unidades Tributarias Mensuales (“UTM”) for failure to comply with the terms and conditions set forth in Sections 2, 11, 12 and 13 of the Resolution of Environmental Description; (b) accept the measures proposed by the Company to mitigate the odor problem, establishing a schedule for the execution of such measures and (c) point out that the Riles discharge system of the emergency system must comply with the Evaluating System of Environmental Impact (Law 19.300). The aforementioned Resolution No. 387 was judicially appealed in the Civil Court of Puerto Montt on June 4, 2004, in connection with part of the fine mentioned in clause (a) above, because of a previous payment of 10% of the total claimed. The case is currently in progress.

2)	Based on the Records of Inspection dated July 8, 2004 and finalized on July 15, 2004, Valdivia’s Department of Health Services began a Sanitary Indictment for the alleged emission of odors at the Valdivia Plant. On July 19, 2004, the Valdivia Plant filed its reply. Through Resolution 1775 dated December 17, 2004, Valvidia’s Department of Health Services resolved to fine Arauco 1,000 UTM and established some requirements to be fulfilled by the Company.

On December 27, 2004, Arauco judicially appealed the aforementioned Resolution in the First Civil Court of Valdivia. The matter is currently pending resolution.

3)	Through a Resolution dated September 13, 2004 (of which the Company received notice on October 14, 2004), the Court of the Local Police of San José de la Mariquina fined the Company for starting construction of ten buildings without construction permits and without having registered the works, and for another building that did not have the required municipal approval, $31,847,593 and $133,553,287, respectively (equivalent to 20% of the applicable budgets).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

The Company filed an appeal on October 20, 2004 with the Court of Appeals of Valdivia, and the Court decided on December 1, 2004 to reduce the fines from 20% to 0.5% of the budget of each of the works, $796,190 to $3,338,832, respectively.

4)	Through Ordinance No. 61 dated March 31, 2004, the Director of Municipal Works of San José de la Mariquina informed the Court of the Local Police that the Company did not have appropriate work approvals for certain buildings, leading to a proceeding, case No. 288-04.

Through a Resolution dated April 5, 2004, the Court fined the company $502,699,000. However, on August 6, 2004, the Court of Appeals of Valdivia overturned that sentence and disqualified the judge from the case.

Through a Resolution dated December 23, 2004, the Court of the Local Police of San José de la Mariquina fined the Company 13% of the total budget of the works, or $326,754,632, for municipal benefit.

On January 14, 2005, the Company appealed, and the matter is currently in progress.

5)	Through Resolution No. 610 dated April 15, 2004 (of which the Company received notice on April 19, 2004), Valdivia’s Department of Health Services fined Arauco the pesos equivalent of 1,000 UTM, due to noise at the Valdivia Plant. The Company appealed the fine in the appropriate Civil Court of Valdivia, case No. 1151-04, and the matter is currently in progress.

6)	Through Exempt Resolution No. 818 dated December 9, 2004, COREMA fined Arauco 200 UTM for the delay in the delivery of certain documents in relation to the measurements of AOX in fluid industrial waste at the Valdivia Plant.

7)	Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the release of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized fluids. On January 11, 2005, Arauco filed its response, and the matter is currently pending resolution.

8)	On January 17, 2005, the Court of Appeals of Valdivia allowed a Protection Appeal filed by Mr. Vladimir Riesco, jointly with other parties, against the Company, which is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

9)	Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional waters to the River Cruces, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005 and the case is in progress.

10)	Through Resolution No. 18 dated January 18, 2005, COREMA ordered a stoppage measure on the production process at the Valdivia pulp mill, which was reversed through Resolution No. 119 dated February 17, 2005. Arauco had filed an appeal on January 26, 2005, which is currently pending, in which the Company expressed its belief that the stoppage measure was unjustified and disproportionate.

11)	Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 Unidades Tributarias Anuales (“UTA”). This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, and the matter is currently in progress.

B)	Arauco is subject to the following legal sanctions and proceedings affecting its Arauco Plant:

1)	A Protection Appeal dated August 25, 2004, filed by Deputy Alejandro Navarro Brain, jointly with other parties, before the Court of Appeals of Concepción, case No. 2743-2004, based on the nuisance caused by a turpentine spill at the Arauco Plant on August 23, 2004. On September 13, 2004, the Company appealed. On December 13, 2004, the distinguished Court of Appeals of Concepción denied the Company’s appeal.

2)	A Protection Appeal, dated August 24, 2004, filed by Mr. Alcalde de Lota, before the First Court of Appeals of Concepción, case No. 2714-2004, based on the nuisance cited in (1) above. On September 29, the Company appealed, and the appeal is currently pending resolution.

3)	Arauco’s Department of Health Services began a sanitation investigation on August 23, 2004, related to the turpentine spill described in (1) above.

Through a Resolution dated November 8, 2004, Arauco’s Department of Health Services resolved to fine the Company 1,000 UTM.

This resolution was judicially appealed on November 17, 2004 before the Court of Lebu, and is currently pending resolution.

4)	Through a Fiscal Decision dated January 3, 2005, the Maritime Administrative Authority of Talcahuano decided that, due to the riles discharge on October 13, 2004, the Company should be fined an amount equivalent to 5,000 gold pesos, but the final decision from the Maritime Governor is still pending.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

C)	Arauco is subject to the following legal sanctions and proceedings affecting its Itata Forestry Industrial Complex:

1)	Through Resolution No. 19 dated January 12, 2005, COREMA for the Eighth Region of Chile ordered the Company (as a precautionary measure) to suspend works on the construction of the pulp plant in the Itata Forestry Industrial Complex. The Resolution was lifted on March 2, 2005.

On January 21, 2005, the Company filed an appeal with the Executive Director of the National Environmental Commission requesting that the Resolution be reversed for being unjustified and disproportionate.

2)	Through Resolution No. 17 dated January 12, 2005, COREMA filed proceedings against the Company applying sanctions against the Itata Forestry Industrial Complex. The Company filed an appeal on February 16, 2005, which is currently pending resolution.

3)	Since January 25, 2005, the Court of Appeals of Chillán has been reviewing an appeal filed by Mr. Deputy Alejandro Navarro, jointly with other parties, regarding the increase in the production capacity of Itata’s CFI and the spilling of water in the Velenunque Estuary. The Company filed its response, and the matter is currently pending resolution.

4)	Regarding the Company’s subsidiary Paneles Arauco S.A., through Resolution No 18 dated January 12, 2005, COREMA for the Eighth Region of Chile filed sanction proceedings against the Company regarding its panel plant located next to Itata’s Forestry Industrial Complex. The Company has filed an appeal, which is currently pending resolution.

The Company is not currently involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

Other contingencies

The Electricity and Fuel Superintendent imposed sanctions on Arauco’s subsidiary Arauco Generación S.A. for alleged deficiencies in the Central Interconnected System. Arauco Generación S.A. is appealing these sanctions in the Court of Justice and with the Superintendent, and the matter is currently pending resolution. The amounts of the fines in question reach $269,438 thousand, and have been recorded in the consolidated financial statements.

As of December 31, 2004, the Company was not involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

Restrictions

Due to the liabilities presented in the categories of Obligations with Banks and Financial Institutions and Obligations with the Public, there are certain financial restrictions with which Arauco must comply. Non-compliance could result in these debts becoming fully payable upon demand.

The minimum financial restrictions are:

(i) the ratio of debt to consolidated tangible net worth must not be greater than 1.2;

(ii) consolidated net worth must not be less than U.S.$ 2,500 million; and

(iii) the interest coverage ratio must not be less than 2.0.

Arauco’s Argentine subsidiary Alto Paraná S.A., due to its obligations with JPMorgan Chase (Argentine Collateral Trust), must comply with the following ratios:

(i) the total financial liabilities (excluding JPMorgan Chase’s debt) must not be greater than 65% of its assets plus the debt with JPMorgan Chase; and

(ii) the ratio between EBITDA and excluded interests generated by the debt with JPMorgan Chase cannot be less than 1.75.

Both Arauco and its subsidiary Alto Paraná S.A. have complied with these restrictions as of December 31, 2004.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

20.	SHAREHOLDERS’ EQUITY

The	movements in the capital and reserve accounts for each of the years ended December 31, 2003 and 2004 are as follows:

December 31, 2003	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Retained earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the year ThU.S.$	Total ThU.S.$
Balance as of December 31, 2002	347,551	5,625	1,356,030	1,259,743	(38,682)	277,189	3,207,456
Prior year income allocation	—	—	—	277,189	—	(277,189)	—
Dividends paid	—	—	—	(103,471)	38,682	—	(64,789)
Forestry reserve	—	—	117,649	—	—	—	117,649
Forestry reserve adjustment related Subsidiaries	—	—	(1,604)	—	—	—	(1,604)
Conversion adjustment related to subsidiaries	—	—	11,001	—		—	11,001
Interim dividends	—	—	—	—	(65,221)	—	(65,221)
Net income for the year	—	—	—	—	—	409,192	409,192

Balance as of December 31, 2003	347,551	5,625	1,483,076	1,433,461	(65,221)	409,192	3,613,684

December 31, 2004	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the year ThU.S.$	Total ThU.S.$
Balance as of December 31, 2003	347,551	5,625	1,483,076	1,433,461	(65,221)	409,192	3,613,684
Prior year income allocation	—	—	—	409,192	—	(409,192)	—
Dividends paid	—	—	—	(156,133)	65,221	—	(90,912)
Forestry reserve	—	—	(26,314)	—	—	—	(26,314)
Forestry reserve adjustment related to subsidiaries	—	—	(2,775)	—	—	—	(2,775)
Conversion adjustment related to subsidiaries	—	—	5,759	—	—	—	5,759
Interim dividends	—	—	—	—	(86,833)	—	(86,833)
Net income for the year	—	—	—	—	—	590,444	590,444

Balance as of December 31, 2004	347,551	5,625	1,459,746	1,686,520	(86,833)	590,444	4,003,053

The number of shares authorized, issued and outstanding as of December 31, 2003 and 2004 was 113,152,446. The Company’s shares are of a single series without a fixed nominal value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

21.	OTHER NON-OPERATING INCOME

Other non-operating income was as follows:

	As of December 31,
	2003 ThU.S.$	2004 ThU.S.$

Reimbursement of customs duties	3,096	4,701
Rental income	402	429
Insurance recoveries	2,436	305
Gain on sale of energy	136	156
Sale of materials and others	721	482
Reversal of prior year on sale expense provision	321	768
Inventory adjustment	—	96
Other income	2,913	1,861

Total other non-operating income	10,025	8,798

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

22.	OTHER NON-OPERATING EXPENSES

Other non-operating expenses were as follows:

	As of December 31,
	2003 ThU.S.$	2004 ThU.S.$
Other services and fees	1,658	1,433
Other depreciation and amortization	712	550
Write-off of damaged forest	313	612
Donations	166	215
Severance payments	519	—
Project expenses	289	385
Write-off of obsolete material	2,564	1,038
Provision for uncollectible accounts receivable	3,618	382
Legal expenses	96	130
Taxes	3,907	3,645
Loss on sale of fixed assets	258	2,206
Inventory adjustment	360	—
Indirect project expenses	—	2,717
Other expenses	3,686	1,748

Total other non-operating expenses	18,146	15,061

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

23.	MINORITY INTEREST

The equity value corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follows:

	As of December 31,
	2003 ThU.S.$	2004 ThU.S.$
Alto Paraná S.A.	189	204
Forestal Arauco S.A.	1,686	1,706
Forestal Cholguán S.A.	4,474	4,740
Forestal Celsur S.A.	6,661	—
Controladora de Plagas Forestales S.A.	202	197

Total	13,212	6,847

Income corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follow:

	As of December 31,
	2003 ThU.S.$	2004 ThU.S.$
Alto Paraná S.A.	(15)	(21)
Forestal Arauco S.A.	(97)	(101)
Forestal Cholguán S.A.	(121)	(224)
Controladora de Plagas Forestales S.A.	34	25

Total	(199)	(321)

24.	SANCTIONS

From the Chilean Securities Commission

Through Exempt Resolution No. 196 dated April 22, 2004, the Chilean Securities Commission levied a sanction of 15 U.F. against the Company for not submitting a list of shareholders as of March 31, 2004.

From other administrative authorities

A)	Parent Company

1)	Through Resolution 554 dated April 6, 2004, Valdivia’s Department of Health Services fined the Company 100 UTM for excessive noise levels at Valdivia Plant. The Company paid the fine within the stipulated legal period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

2)	Through a Resolution dated September 13, 2004 (of which the Company received notice on October 14, 2004), the Court of the Local Police of San José de la Mariquina fined the Company for starting construction of ten buildings without construction permits and without having registered the works, and for another building that did not have the required municipal approval, $31,847,593 and $133,553,287, respectively (equivalent to 20% of the applicable budgets).

The Company filed an appeal on October 20, 2004 with the Court of Appeals of Valdivia, and the Court decided on December 1, 2004 to reduce the fines from 20% to 0.5% of the budget of each of the works, $796,190 to $3,338,832, respectively.

3)	Through Resolution No. 610 dated April 15, 2004 (of which the Company received notice on April 19, 2004), Valdivia’s Department of Health Services fined Arauco the pesos equivalent of 1,000 UTM, due to noise at the Valdivia Plant. The Company appealed the fine in the appropriate Civil Court of Valdivia, case No. 1151-04, and the matter is currently in progress.

4)	Through Ordinance No. 61 dated March 31, 2004, the Director of Municipal Works of San José de la Mariquina informed the Court of the Local Police that the Company did not have appropriate work approvals for certain buildings, leading to a proceeding, case No. 288-04.

Through a Resolution dated April 5, 2004, the Court fined the Company $502,699,000. However, on August 6, 2004, the Court of Appeals of Valdivia overturned that sentence and disqualified the judge from the case.

Through a Resolution dated December 23, 2004, the Court of the Local Police of San José de la Mariquina fined the Company 13% of the total budget of the works, or $326,754,632, for municipal benefit.

On January 14, 2005, the Company appealed, and the matter is currently in progress.

5)	Through Resolution No. 387 dated May 24, 2004, the Regional Environmental Commission resolved to fine the Company 900 UTM for failure to comply with the terms and conditions established by the Evaluating System of Environmental Impact. The Resolution was judicially appealed in the Civil Court of Puerto Montt on June 4, 2004 because of a previous payment of 10% of the total claimed. The case is currently in progress.

6)	Through a Resolution dated September 14, 2004, case No. 298-04, the Police Tribunal of San José de la Mariquina charged the Company a fine of $14,203,119 for functioning without a municipal license.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

7)	Through Exempt Resolution No. 169 dated August 13, 2004, regarding the Itata Forestry Industrial Complex, the National Environmental Commission, through its Regional Commission of Bío Bío, sanctioned the Company for lack of compliance with the standards required by the Resolution of Environmental Qualification of CFI Itata Project. The sanction (of which the Company was notified on August 30, 2004) includes one warning and six fines, totaling 1,600 UTM. The company did not file an appeal.

8)	Through Exempt Resolution No. 818 dated December 9, 2004, COREMA fined the Company 200 UTM for the delay in the delivery of certain documents in relation to the measurements of AOX in the fluid industrial waste at the Valdivia Plant.

9)	Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the release of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized fluids.

On January 11, 2005, Arauco filed its response, and the matter is currently pending resolution.

10)	Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the Valdivia Plant, an increase of additional waters to the River Cruces, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005 and the case is in progress.

11)	Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

12)	Arauco’s Department of Health Services began a sanitation investigation on August 23, 2004, related to a turpentine spill.

Through a Resolution dated November 8, 2004, Arauco’s Department of Health Services resolved to fine the Company 1,000 UTM.

This resolution was judicially appealed on November 17, 2004 before the Court of Lebu, and is currently pending resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

13)	Through Resolution 1775 dated December 17, 2004, Valdivia’s Department of Health Services resolved to fine Arauco 1,000 UTM and established some requirements to be fulfilled by the Company.

On December 27, 2004, Arauco judicially appealed the aforementioned Resolution in the First Civil Court of Valdivia. The matter is currently pending resolution.

b)	Subsidiary Arauco Generación S.A.

Through Exempt Resolution No. 809 dated April 27, 2004, the Superintendent of Electricity and Fuels imposed a fine of 70 UTA on Arauco Generación S.A. in its capacity as a member company of the CDEC-SIC, for not coordinating to preserve the safety of the electric system, as found in the investigation of the SIC into the general failure that occurred on January 13, 2003, and which constituted a violation of Article 81, No. 1, of D.F.L. No. 1, dated 1982, of the Mining Ministry (this rule is complementary to and further develops Article 165 of D.S. No. 327, 97, of the Mining Ministry, in connection with Article 172(h)).

Resolution No. 809 also fines Arauco S.A. (i) for the lack of coordination in the disconnection of consumption charges, as well as other necessary measures to be applied by the members of the electric system subject to coordination to preserve the safety of the global service of the electric system, in accordance with Article 183, (ii) for lack of coordination in the operation of their joint system and each one of the generating units and transporting lines in real time and (iii) in accordance with Article 185, for lack of coordination of the operation of the generating units, transporting lines and interconnecting transformers in the event of unforeseen circumstances, all of which constituted a very serious violation each time that it referred to a generalized failure in the functioning of the electric system, by the terms indicated in Article 15 of Law No. 18.410.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

25.	BOND ISSUE COSTS

Arauco amortizes costs related to the issuance of bonds on a straight-line basis over the term of the bonds.

The charges to income related to such amortizations for the years ended December 31, 2003 and 2004 were U.S.$ 2,881 thousand and U.S.$ 2,797 thousand, respectively, which amounts are reflected in the statement of income under the heading “Interest Expense.” The costs recorded for each year are shown below.

	As of December 31,
	2003 ThU.S.$	2004 ThU.S.$
Stamp tax	6,464	5,425
Underwriters commission	5,791	4,697
Rate insurance commission	186	124
Risk evaluation	71	60
Accounting advice	21	16
Printing costs	101	86
Legal advice	573	498
Repayment of bonds	3,652	3,179
Other	113	90

Total bond issue costs	16,972	14,175

26.	CASH FLOW

According to regulations established in Circular No. 1312 by the Chilean Securities Commission, the following describes financing or investing activities that will require future cash flows.

Investment Flows	Currency	Amount	Affected Flow
Purchase of fixed assets	US$	4.9 million	2005
Plywood Mill construction project	US$	13.3 million	2005
Itata Mill construction project	US$	423.2 million	2005
		169.2 million	2006

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

27.	ENVIRONMENTAL

The following current and future expenditures related to the improvement of or investment in product processes designed to protect the environment were made during the year ended December 31, 2004.

•	Project to reduce any gases and steam that are a byproduct of the mill production process. Spent: U.S.$ 651 thousand. Estimated future cost: U.S.$ 317 thousand.

•	Payment related to environmental protection as a consequence of the Valdivia Mill project. Spent in 2004 U.S.$ 1,696 thousand. Total accumulated amount as of December 31, 2004: U.S.$ 17,233 thousand. Estimated future cost: U.S.$ 253 thousand.

•	Payment related to environmental protection as a consequence of the Itata Mill project. Spent: U.S.$ 3,747 thousand. Estimated future cost: U.S.$ 4,732 thousand.

•	Payment related to the Itata Thermic Mill Project. Spent: U.S.$ 2,028 thousand. Estimated future cost: U.S.$ 58 thousand.

•	Project to improve the evacuation of water and effluent treatment of the Paneles Mill. Spent: U.S.$ 281 thousand. Estimated future cost: U.S.$ 52 thousand.

The Company’s subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system regulated under a certification process under rule ISO 14.001. Between January 1 and December 31, 2004 these subsidiaries paid U.S.$ 159 thousand in relation to the system and anticipate that an additional U.S.$ 105 thousand will be spent.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

28.	SUBSEQUENT EVENTS

1)	In a Board meeting held on January 4, 2005, the voluntary resignation of Mr. José Tomás Juzmán Dumas as President was accepted, though he retained his position as a Director. Mr. Alberto Etchegaray Aubry, a Director, was appointed as the new President.

During the same meeting, the voluntary resignation of Mr. Roberto Angelini Rossi as Vice-President was accepted, though he retained his position as a Director. Mr. José Tomás Juzmán Dumas was appointed as the new Vice President.

2)	Through Resolution No. 18 dated January 18, 2005, COREMA ordered a stoppage measure on the production process at the Valdivia pulp mill, which was reversed through Resolution No. 119 dated February 17, 2005. Arauco had filed an appeal on January 26, 2005, which is currently pending, in which the Company expressed its belief that the stoppage measure was unjustified and disproportionate.

3)	Through Resolution No. 19 dated January 12, 2005, COREMA for the Eighth Region of Chile ordered the Company (as a precautionary measure) to suspend works on the construction of the pulp plant in the Itata Forestry Industrial Complex. The Resolution was lifted on March 2, 2005.

On January 21, 2005, the Company filed an appeal with the Executive Director of the National Environmental Commission requesting that the Resolution be reversed for being unjustified and disproportionate.

4)	Through Resolution No. 17 dated January 12, 2005, COREMA filed proceedings against the Company applying sanctions against the Itata Forestry Industrial Complex. The Company filed an appeal on February 16, 2005, which is currently pending resolution.

5)	Since January 25, 2005, the Court of Appeals of Chillán has been reviewing an appeal filed by Mr. Deputy Alejandro Navarro, jointly with other parties, regarding the increase in the production capacity of Itata’s CFI and the spilling of water in the Velenunque Estuary. The Company filed its response, and the matter is currently pending resolution.

6)	Regarding the Company’s subsidiary Paneles Arauco S.A., through Resolution No 18 dated January 12, 2005, COREMA for the Eighth Region of Chile filed sanction proceedings against the Company regarding its panel plant located next to Itata’s Forestry Industrial Complex. The Company has filed an appeal, which is currently pending resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

28.	SUBSEQUENT EVENTS, continued

7)	In an Extraordinary Stockholders Session of the Company held on January 27, 2005, the stockholders approved the creation of the new executive positions of First and Second Vice Presidents of the Company. The stockholders appointed Mr. José Tomás Juzmán Dumas and Mr. Roberto Angelini Rossi, respectively, for the new positions.

No other events have occurred since December 31, 2004 and up to the filing of these financial statements that may affect significantly the financial situation of Arauco.

Robinson Tajmuch V.	Alejandro Pérez R.
Controller	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: March 21, 2005	By:	/s/ ALEJANDRO PÉREZ
	Name:	Alejandro Pérez
	Title:	Chief Executive Officer